UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 21)*

VMware, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

928563402

(CUSIP Number)

Michael S. Dell

c/o Dell Technologies Inc.

One Dell Way

Round Rock, Texas 78682

(512) 728-7800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Steven A. Rosenblum & Gordon S. Moodie

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

November 1, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 928563402

1.	Names of Reporting Persons Michael S. Dell
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 155,005,746 shares of Class A Common Stock
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 155,005,746 shares of Class A Common Stock
	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,005,746 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 36.9%(1)
14.	Type of Reporting Person (See Instructions) IN

(1) Based on 419,662,495 shares of VMware Class A Common Stock outstanding as of October 29, 2021, as disclosed in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 1, 2021 (prior to closing).

Explanatory Note

This Amendment No. 21 (the “Amendment”) amends the statement on Schedule 13D originally filed by Dell Technologies Inc. (“Dell Technologies”), EMC Corporation (“EMC”) and Michael S. Dell as the Reporting Persons on September 15, 2016, as amended by Amendment No. 1 to the Schedule 13D filed on November 8, 2016, Amendment No. 2 to the Schedule 13D filed on December 15, 2016, Amendment No. 3 to the Schedule 13D filed on December 22, 2016, Amendment No. 4 to the Schedule 13D filed on February 15, 2017, Amendment No. 5 to the Schedule 13D filed on March 30, 2017, Amendment No. 6 to the Schedule 13D filed on April 5, 2017, Amendment No. 7 to the Schedule 13D (which, among other matters, reported the status of VMW Holdco LLC, an indirect wholly-owned subsidiary of Dell Technologies and a direct wholly-owned subsidiary of EMC (“VMW Holdco”), as a Reporting Person) filed on April 13, 2017, Amendment No. 8 to the Schedule 13D filed on May 10, 2017, Amendment No. 9 to the Schedule 13D filed on August 24, 2017, Amendment No. 10 to the Schedule 13D filed on September 14, 2017, Amendment No. 11 to the Schedule 13D filed on November 3, 2017, Amendment No. 12 to the Schedule 13D filed on February 2, 2018, Amendment No. 13 to the Schedule 13D filed on July 3, 2018, Amendment No. 14 to the Schedule 13D filed on December 26, 2018, Amendment No. 15 to the Schedule 13D filed on August 14, 2019, Amendment No. 16 to the Schedule 13D filed on August 22, 2019, Amendment No. 17 to the Schedule 13D (which, among other matters, reported the status of EMC Equity Assets LLC, an indirect wholly-owned subsidiary of Dell Technologies and a direct wholly-owned subsidiary of EMC (“EMC Sub”), as a Reporting Person) filed on January 2, 2020, Amendment No. 18 to the Schedule 13D filed on March 24, 2020, Amendment No. 19 to the Schedule 13D filed on July 15, 2020 and Amendment No. 20 to the Schedule 13D filed on April 14, 2021 (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. The Dell Entities (as defined below) have filed a separate amendment to the Schedule 13D reporting that their ownership of common stock of VMware has ceased. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 1. Security and Issuer

The name of the issuer is VMware, Inc., a Delaware corporation (the “Issuer” or “VMware”). The Issuer’s principal executive offices are located at 3401 Hillview Avenue, Palo Alto, CA 94304. This Amendment relates to the Class A common stock, par value $0.01 per share (the “VMware Class A Common Stock”), of the Issuer.

Item 2. Identity and Background

The information set forth or incorporated by reference in amended Item 5 is incorporated by reference in its entirety herein.

(a) Name: Michael S. Dell (the “Reporting Person”).

(b) Business Address: The Reporting Person’s business address is c/o Dell Technologies Inc., One Dell Way, Round Rock, TX 78682.

(c) Principal Occupation or Employment: The Reporting Person is (i) the Chairman of the Board and a stockholder of VMware; (ii) the Chairman of the Board and Chief Executive Officer of Dell Technologies, as well as a stockholder thereof; and (iii) the Chief Executive Officer of EMC. VMware’s principal business address is 3401 Hillview Avenue, Palo Alto, CA 94304. Dell Technologies’ principal business address is One Dell Way, Round Rock, TX 78682. EMC’s principal business address is 176 South Street, Hopkinton, MA 01748.

(d) Criminal Proceedings: During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings: During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following paragraph at the end thereof:

On November 1, 2021, pursuant to a Separation and Distribution Agreement (the “Separation and Distribution Agreement”), dated as of April 14, 2021, and as further provided in the letter agreements, dated as of October 7, 2021 and November 1, 2021, between the Issuer and Dell Technologies, Dell Technologies completed the distribution (the “Distribution”) of all the shares of VMware Class A Common Stock and Class B common stock, par value $0.01 per share (the “VMware Class B Common Stock”), of the Issuer owned by Dell Technologies to holders of record of shares of Dell Technologies as of 5:00 p.m., New York City time, on October 29, 2021 (the “Distribution Record Date”). Immediately following the Distribution, and prior to receipt thereof by the stockholders of Dell Technologies (including the Reporting Person), each share of VMware Class B Common Stock was automatically converted into one share of VMware Class A Common Stock. As a result of the Distribution, the former beneficial owners of VMware common stock consisting of Dell Technologies, EMC, VMW Holdco and EMC Sub (the “Dell Entities”) ceased to beneficially own common stock of VMware. The Dell Entities have filed a separate amendment to the Schedule 13D reporting that their ownership of common stock of VMware has ceased. Also as a result of the Distribution, the Reporting Person, by virtue of his ownership of 345,834,081 shares of Dell Technologies Class A common stock and 5,951,255 shares of Dell Technologies Class C common stock as of the Distribution Record Date, received 155,005,746 shares of VMware Class A Common Stock.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following at the end thereof. The information set forth in or incorporated by reference in Item 3 and Item 6 of this Amendment is incorporated by reference in its entirety into this Item 4.

From time to time, but subject to the restrictions set forth in the agreements referenced in Item 6 and incorporated herein by reference, and other restrictions that may be applicable by virtue of his role as Chairman of the Board of the Issuer, the Reporting Person may acquire additional shares of VMware Class A Common Stock or determine to dispose of shares of VMware Class A Common Stock beneficially owned by him. The Reporting Person intends to review his investment in the Issuer on a continuing basis and, upon further developments, including the ongoing evaluation of the Issuer’s business, financial condition, operating results and prospects, other investment and business opportunities available to him, general stock market and economic conditions, and tax considerations, may change his investment in the Issuer.

As noted above, the Reporting Person is currently the Chairman of the Board of the Issuer, and the Reporting Person has certain Board nomination rights pursuant to the agreements referenced in Item 6. Other than as described in this Schedule 13D, the Reporting Person has no current plans or proposals that relate to or would result in any actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows. The information contained in rows 7, 8, 9, 10, 11, 12 and 13 on the cover page of this Amendment and the information set forth or incorporated in Items 2 and 6 is incorporated by reference in its entirety into this Item 5.

(a) – (b) The Reporting Person has sole power to vote and sole power to dispose of an aggregate of 155,005,746 shares of the VMware Class A Common Stock, which represents approximately 36.9% of the issued and outstanding shares of the VMware Class A Common Stock. The shares reported in this Item 5 exclude the 14,272,269 shares of VMware Class A Common Stock beneficially owned by Susan Lieberman Dell Separate Property Trust and Susan L. Dell, which the Reporting Person may be deemed to beneficially own. The percentages of beneficial ownership in this Schedule 13D are based on 419,662,495 shares of VMware Class A Common Stock outstanding as of October 29, 2021, as reflected in the Issuer’s Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on November 1, 2021 (prior to closing).

(c) Except as set forth in this Schedule 13D, the Reporting Person has not effected any transaction in VMware Class A Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following paragraph at the end thereof:

The information set forth in Item 4 of this Amendment is incorporated by reference in its entirety into this Item 6. For the avoidance of any doubt, this Item 6 further incorporates by reference the information set forth in Item 3 of this Amendment to the extent that the termination of beneficial ownership of VMware common stock by the Dell Entities nullifies or supersedes any prior agreements among the Reporting Person and the Dell Entities with respect to their beneficial ownership of VMware common stock. In connection with the completion of the Distribution, the Reporting Person entered into the Stockholders Agreement and the Registration Rights Agreement, each of which is described in Item 4 of Amendment No. 20 to the Schedule 13D, filed on April 14, 2021, and incorporated by reference in such Amendment No. 20. The Stockholders Agreement and the Registration Rights Agreement are filed as Exhibits 17 and 18 hereto and incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 17 – Stockholders Agreement, dated as of November 1, 2021, by and among VMware, Inc., Michael S. Dell, Susan Lieberman Dell Separate Property Trust, SL SPV-2, L.P., Silver Lake Partners IV, L.P., Silver Lake Technology Investors IV, L.P., Silver Lake Partners V DE (AIV), L.P., Silver Lake Technology Investors V, L.P. and Silver Lake Group, L.L.C. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of VMware, Inc. filed with the Securities and Exchange Commission on November 1, 2021 (after closing) (Commission File No. 001-33622)).

Exhibit 18 – Registration Rights Agreement, dated as of November  1, 2021, by and among VMware, Inc., Michael S. Dell, Susan Lieberman Dell Separate Property Trust, Silver Lake Partners V DE (AIV), L.P., Silver Lake Partners IV, L.P., Silver Lake Technology Investors IV, L.P., Silver Lake Technology Investors V, L.P., SL SPV-2, L.P. and Silver Lake Group, L.L.C. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of VMware, Inc. filed with the Securities and Exchange Commission on November 1, 2021 (after closing) (Commission File No. 001-33622)).

Exhibit 19 – Letter Agreement, dated as of October  7, 2021, by and between Dell Technologies Inc. and VMware, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Dell Technologies Inc. filed with the Securities and Exchange Commission on October 7, 2021 (Commission File No.  001-37867)).

Exhibit 20 – Letter Agreement, dated as of November 1, 2021, by and between Dell Technologies Inc. and VMware, Inc. (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K of VMware, Inc. filed with the Securities and Exchange Commission on November 1, 2021 (after closing) (Commission File No. 001-33622)).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2021

MICHAEL S. DELL

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description of Exhibit

17	Stockholders Agreement, dated as of November 1, 2021, by and among VMware, Inc., Michael S. Dell, Susan Lieberman Dell Separate Property Trust, SL SPV-2, L.P., Silver Lake Partners IV, L.P., Silver Lake Technology Investors IV, L.P., Silver Lake Partners V DE (AIV), L.P., Silver Lake Technology Investors V, L.P. and Silver Lake Group, L.L.C. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of VMware, Inc. filed with the Securities and Exchange Commission on November 1, 2021 (after closing) (Commission File No. 001-33622)).

18	Registration Rights Agreement, dated as of November 1, 2021, by and among VMware, Inc., Michael S. Dell, Susan Lieberman Dell Separate Property Trust, Silver Lake Partners V DE (AIV), L.P., Silver Lake Partners IV, L.P., Silver Lake Technology Investors IV, L.P., Silver Lake Technology Investors V, L.P., SL SPV-2, L.P. and Silver Lake Group, L.L.C. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of VMware, Inc. filed with the Securities and Exchange Commission on November 1, 2021 (after closing) (Commission File No. 001-33622)).

19	Letter Agreement, dated as of October 7, 2021, by and between Dell Technologies Inc. and VMware, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Dell Technologies Inc. filed with the Securities and Exchange Commission on October 7, 2021 (Commission File No. 001-37867)).

20	Letter Agreement, dated as of November 1, 2021, by and between Dell Technologies Inc. and VMware, Inc. (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K of VMware, Inc. filed with the Securities and Exchange Commission on November 1, 2021 (after closing) (Commission File No. 001-33622)).